                                                                   Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000 ("FSMA").

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED ALL OF YOUR ORDINARY SHARES, PLEASE SEND THIS DOCUMENT AT ONCE TO THE PURCHASER OR TRANSFEREE, OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE. IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED SOME OF YOUR ORDINARY SHARES, YOU SHOULD IMMEDIATELY CONSULT THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED.

A copy of this document which comprises supplementary listing particulars relating to Bookham Technology plc prepared in accordance with the Listing Rules made pursuant to Section 74 of FSMA has been delivered to the Registrar of Companies in England and Wales for registration in accordance with Section 83 of FSMA. This document is supplemental to, and should be read in conjunction with, the listing particulars dated 7 October 2002 relating to the admission of 61,000,000 new Ordinary Shares to the Official List and to trading on the London Stock Exchange in connection with the combination of Bookham with the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation (the "Listing Particulars").

The Directors, whose names appear on page 4 of the Listing Particulars, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the UK Listing Authority for the Consideration Shares to be admitted to the Official List and to the London Stock Exchange for the Consideration Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission of the Consideration Shares to the Official List will become effective and that dealings in the Consideration Shares will commence on the London Stock Exchange as soon as practicable following Completion which, is expected to be 8 November 2002.

--------------------------------------------------------------------------------

                           BOOKHAM-REGISTERED TRADEMARK-
                                   technology

                             BOOKHAM TECHNOLOGY PLC
               (INCORPORATED AND REGISTERED IN ENGLAND AND WALES
           UNDER THE COMPANIES ACT 1985 WITH REGISTERED NO. 2298887)

                       SUPPLEMENTARY LISTING PARTICULARS

RELATING TO THE ADMISSION OF 61,000,000 NEW ORDINARY SHARES TO THE OFFICIAL LIST
  IN CONNECTION WITH THE COMBINATION OF BOOKHAM WITH THE OPTICAL AMPLIFIER AND
   OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION

                   SPONSORED BY MORGAN STANLEY & CO. LIMITED

            AUTHORISED                         SHARE CAPITAL FOLLOWING ADMISSION             ISSUED AND FULLY PAID*
----------------------------------   -----------------------------------------------------  ------------------------
       NUMBER           AMOUNT (L)                                                            NUMBER      AMOUNT (L)
---------------------   ----------                                                          -----------   ----------
300,000,000.....        1,000,000                Ordinary Shares of 1/3p each               204,933,651    683,112

--------------------------

* This assumes no exercise, between the date of this document and Admission, of any Bookham share option schemes
--------------------------------------------------------------------------------

This document does not constitute an offer to sell or an invitation to any person to subscribe for, or purchase, any securities in Bookham or in any other entity. The distribution of this document in jurisdictions other than the United Kingdom, Ireland or the United States may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdiction.

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH THE ORDINARY SHARES, SEE "RISK FACTORS" SET OUT ON PAGES 24 TO 36 OF THE LISTING PARTICULARS.

Morgan Stanley & Co. Limited is acting exclusively for Bookham and no one else in connection with the application for the Consideration Shares to be admitted to the Official List and to trading on the London Stock Exchange and will not be responsible to anyone other than Bookham for providing the protections offered to their clients, nor for providing advice in relation to the application for the Consideration Shares to be admitted to the Official List and to trading on the London Stock Exchange.

Notice of an Extraordinary General Meeting of Bookham, which is to be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on 5 November 2002 at
10.00 a.m., is set out at the end of the circular to the Shareholders issued on 7 October 2002 in connection with the Combination (the "Circular"). The Form of Proxy that was enclosed with the Circular and Listing Particulars for use by Shareholders in connection with the Extraordinary General Meeting should be completed and returned to the Company's registrars, Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, in accordance with the instructions contained thereon as soon as possible and in any event so as to arrive not later than 10.00 a.m. on 3 November. Completion and return of a Form of Proxy will not preclude Shareholders from attending and voting at the Extraordinary General Meeting.

ON 7 OCTOBER 2002, BOOKHAM ANNOUNCED THAT IT HAD AGREED, SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS, INCLUDING SHAREHOLDER APPROVAL, TO ACQUIRE THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION. DETAILS OF THE COMBINATION WERE SET OUT IN THE LISTING PARTICULARS OF BOOKHAM DATED 7 OCTOBER 2002 (THE "LISTING PARTICULARS").
SECTION A OF PART V OF THE LISTING PARTICULARS SETS OUT FINANCIAL INFORMATION FOR BOOKHAM FOR THE THREE YEARS ENDED 31 DECEMBER 2001 AND SECTION B OF THE SAME
PART V SETS OUT THE UNAUDITED INTERIM RESULTS OF BOOKHAM FOR THE SIX MONTHS ENDED 30 JUNE 2002.

ON 29 OCTOBER 2002, BOOKHAM ANNOUNCED ITS UNAUDITED RESULTS FOR THE THIRD QUARTER ENDED 29 SEPTEMBER 2002. PART I OF THIS DOCUMENT SETS OUT THE AFOREMENTIONED UNAUDITED RESULTS AND IS SUPPLEMENTAL TO THE FINANCIAL INFORMATION SET OUT IN THE LISTING PARTICULARS. THIS DOCUMENT, WHICH COMPRISES SUPPLEMENTARY LISTING PARTICULARS RELATING TO BOOKHAM PREPARED IN ACCORDANCE WITH THE LISTING RULES MADE PURSUANT TO SECTION 74 OF FSMA, SHOULD BE READ IN CONJUNCTION WITH THE LISTING PARTICULARS.

ANY STATEMENT CONTAINED IN THE LISTING PARTICULARS SHALL BE DEEMED TO BE SUPERSEDED OR MODIFIED TO THE EXTENT THAT A STATEMENT CONTAINED IN THIS DOCUMENT MODIFIES OR SUPERSEDES SUCH STATEMENT. WORDS AND EXPRESSIONS DEFINED OR REFERRED TO IN THE LISTING PARTICULARS HAVE THE SAME MEANINGS WHEN USED IN THIS DOCUMENT, UNLESS THE CONTEXT OTHERWISE REQUIRES.

                                     PART I

                      UNAUDITED RESULTS OF BOOKHAM FOR THE

                      THREE MONTHS ENDED 30 SEPTEMBER 2002

The following is the full text of the announcement of the unaudited results of Bookham for the three months ended 30 September 2002, published by Bookham on 29 October 2002.

"Oxfordshire, UK--29 October 2002: Bookham Technology plc (LSE: BHM, Nasdaq:
BKHM), a leading provider of integrated optical components and modules for fiber optic communication networks, today announced results for the third quarter ended 29 September 2002.

HIGHLIGHTS FOR THE THIRD QUARTER ENDED 29 SEPTEMBER 2002

     - Revenue in the third quarter 2002 was L7.6 million ($11.8 million), up 6% sequentially from the second quarter (L7.1 million; $11.0 million) and up 217% on the third quarter 2001 (L2.4 million; $3.7 million) in line with the company's announcement on 7 October 2002.

     - The cash burn for the quarter was L11.8 million ($18.3 million), down 14% on the second quarter 2002 (L13.7 million; $21.2 million) and down 23% on the third quarter 2001 (L15.4 million; $23.9 million), as a result of the company's continued cost reduction measures. The lower than expected cash burn was achieved with a focused management of working capital and capital spending. The company's cash position remains strong with L137.1 million ($212.5 million) in cash.

     - Net loss for the quarter, excluding restructuring charges, was reduced to L13.5 million ($20.9 million) from L15.3 million ($23.7 million) in the second quarter 2002 and compares to L12.8 million ($19.8 million) in the third quarter 2001.

     - On 7 October, the company announced it had entered into an agreement to purchase the optical transmitter and receiver business and the optical amplifier business of Nortel Networks. As part of the acquisition, Nortel Networks Limited has also agreed to enter into a $120 million (L76.5 million) supply agreement with the company. The acquisition is subject to shareholder approval at an Extraordinary General Meeting to be held on 5 November 2002.

Commenting on the results, Giorgio Anania, President and Chief Executive Officer, said:

"The third quarter was a good quarter, with revenues up and cash burn down, notwithstanding the difficult market environment. More importantly, the proposed acquisition of Nortel Network's optical components business, if approved, will put us in a key leadership position as an independent, broad-line supplier of optical components to the leading optical systems companies. We are moving fast with the two key planning priorities: a rapid integration of the two companies, which is critical for the employees and to manage down our costs, and a strong customer push, which is critical to achieve our objective of continued sales growth. To date, both initiatives appear to be progressing very well."

FINANCIAL COMMENTARY

All US dollar numbers have been translated at L1 = $1.55 for the convenience of the reader.

THIRD QUARTER ENDED 29 SEPTEMBER 2002

REVENUE:  Revenue for the quarter ended 29 September was L7.6 million
($11.8 million), a 6% increase from the L7.1 million ($11.0 million) in the second quarter 2002, and a 217% increase compared with the third quarter 2001. Sales to Marconi were up 17% and sales to customers excluding Marconi, were down 6% over the previous quarter.

Marconi and Nortel Networks represented 58% and 10% of sales respectively for the quarter. On the product side, DWDM products accounted for 60% and active products for 40% of revenue for the quarter.

OPERATING LOSS (BEFORE EXCEPTIONAL ITEMS) UNDER UK GAAP: Increased revenues accounted for the reduction in the gross loss (loss at the gross margin level) to L3.8 million ($5.9 million) in the third quarter

2002, compared to L3.9 million ($6.0 million) in the second quarter 2002. The gross loss (loss at the gross margin level) was higher than the L1.9 million ($2.9 million) reported in the third quarter 2001 due to a higher fixed cost manufacturing base, primarily as a result of the MOC acquisition in the first quarter of 2001.

As part of its ongoing cost reduction programme, the company announced last quarter that it would be closing its two facilities in Maryland, US and Swindon, UK and focus its concentration of production at its Milton, Abingdon and Caswell sites. The actions taken during the quarter will result in annual savings of L13.0 million ($20.0 million). The related restructuring charges recorded during the quarter were L8.6 million ($13.3 million).

The continued progress on cost reduction efforts following the integration of the MOC business and the previously announced closures of two facilities, has contributed to the 15% quarterly reduction in operating expenses to L11.2 million ($17.4 million) in the third quarter 2002 from L13.2 million ($20.5 million) in the second quarter 2002. Compared with the third quarter of 2001, operating expenses excluding National Insurance provisions on stock options declined 18%.

NET LOSS (INCLUDING EXCEPTIONALS FOR UK GAAP AND ONE-TIME CHARGES FOR US
GAAP): The net loss, under both UK and US GAAP in the third quarter 2002, was L22.0 million ($34.1 million) and loss per share was L0.15 ($0.24). The net loss including exceptional items, in the second quarter was L16.2 million
($25.1 million) under both UK and US GAAP.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents as of 29 September 2002 were L137.1 million ($212.5 million) compared to L148.9 million
($230.8 million) at 30 June 2002. The cash burn for the third quarter 2002 was L11.8 million ($18.3 million) compared with L13.7 million ($21.2 million) in the second quarter 2002.

NINE MONTHS ENDED 29 SEPTEMBER 2002

REVENUE: Revenue for the nine months ended 29 September was L20.3 million ($31.5 million), a 3% increase compared with the L19.8 million ($30.7 million) in the same period in 2001.

Marconi, Nortel Networks and BAE Systems represented 56%, 11% and 11% of sales respectively for the period. On the product side, DWDM products accounted for 58% and active products for 42% of revenue for the period.

OPERATING LOSS (BEFORE EXCEPTIONAL ITEMS) UNDER UK GAAP: The gross loss (loss at the gross margin level) was L12.5 million ($19.4 million) in the nine months, up from a gross loss of L4.3 million ($6.7 million) in the first nine months of 2001.

Operating expenses excluding National Insurance provision on stock options declined 12% compared with the first nine months of 2001, mainly as a result of lower Research and Development expenditure.

NET LOSS (INCLUDING EXCEPTIONALS FOR UK GAAP AND ONE-TIME CHARGES FOR US
GAAP): The net loss, under UK GAAP for the first nine months of 2002 was L55.2 million ($85.6 million) and loss per share was L0.39 ($0.60). Under US GAAP, the net loss for the same period was L59.4 million ($92.1 million) and the loss per share was L0.42 ($0.65).

CASH AND CASH EQUIVALENTS: Cash and cash equivalents as of 29 September 2002 were L137.1 million ($212.5 million) compared with L184.8 million
($286.4 million) at 31 December 2001. The cash burn for the nine months was L47.8 million ($74.1 million).

OUTLOOK

When Bookham announced the acquisition of Nortel Network's optical components business, which is expected to close before mid November, the company indicated that this transaction significantly changed the company's outlook. On the strength of the customer supply agreements, and assuming shareholder approval of the acquisition, the company expects revenues in the current quarter to increase at least 50% from the third quarter 2002 and to approximately double from the fourth quarter 2002 to the first quarter 2003.

In the near term, cash burn will increase, particularly in the fourth quarter 2002, as a result of the cost and expenses of the acquisition. With quick implementation of costs restructuring and working capital management, the company expects cash burn to decline back to approximately current levels by mid 2003.

                             BOOKHAM TECHNOLOGY PLC
                  CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE
                 THIRD QUARTER ENDED 29 SEPTEMBER 2002--UK GAAP

                                           BEFORE                                   AFTER               AFTER               AFTER
                                      EXCEPTIONAL         EXCEPTIONAL         EXCEPTIONAL         EXCEPTIONAL         EXCEPTIONAL
                                            ITEMS               ITEMS               ITEMS               ITEMS               ITEMS
                                          29 SEPT             29 SEPT             29 SEPT             30 SEPT             29 SEPT
                                             2002                2002                2002                2001                2002
                                        UNAUDITED           UNAUDITED           UNAUDITED           UNAUDITED           UNAUDITED
                                            L'000               L'000               L'000               L'000               $'000
                                -----------------   -----------------   -----------------   -----------------   -----------------
TURNOVER......................              7,577                  --               7,577               2,376              11,744
Cost of sales.................            (11,350)             (1,798)            (13,148)             (4,552)            (20,379)
                                -----------------   -----------------   -----------------   -----------------   -----------------
GROSS LOSS....................             (3,773)             (1,798)             (5,571)             (2,176)             (8,635)
Administrative expenses
  Research and development....             (7,296)             (6,673)            (13,969)             (9,746)            (21,652)
  Selling, general and other
    expenses..................             (3,890)                (53)             (3,943)             (4,362)             (6,112)
  National Insurance on stock
    options...................                 --                  --                  --                  95                  --
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                          (11,186)             (6,726)            (17,912)            (14,013)            (27,764)
Other operating income........                 22                  --                  22                  24                  34
                                -----------------   -----------------   -----------------   -----------------   -----------------
OPERATING LOSS................            (14,937)             (8,524)            (23,461)            (16,165)            (36,365)
Interest, net.................              1,449                  --               1,449               2,607               2,246
                                -----------------   -----------------   -----------------   -----------------   -----------------
LOSS ON ORDINARY ACTIVITIES
  BEFORE TAXATION.............            (13,488)             (8,524)            (22,012)            (13,558)            (34,119)
Tax on loss on ordinary
  activities..................                 --                  --                  --                  --                  --
                                -----------------   -----------------   -----------------   -----------------   -----------------
LOSS FOR THE FINANCIAL
  PERIOD......................            (13,488)             (8,524)            (22,012)            (13,558)            (34,119)
                                =================   =================   =================   =================   =================
Loss per ordinary share (basic
  and diluted)................  L           (0.09)  L           (0.06)  L           (0.15)  L           (0.11)  $           (0.24)
Weighted average ordinary
  shares Outstanding, fully
  diluted ('000)..............            143,725             143,725             143,725             128,718             143,725

                             BOOKHAM TECHNOLOGY PLC
                  CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE
                  NINE MONTHS ENDED 29 SEPTEMBER 2002--UK GAAP

                                           BEFORE                                   AFTER               AFTER               AFTER
                                      EXCEPTIONAL         EXCEPTIONAL         EXCEPTIONAL         EXCEPTIONAL         EXCEPTIONAL
                                            ITEMS               ITEMS               ITEMS               ITEMS               ITEMS
                                          29 SEPT             29 SEPT             29 SEPT             30 SEPT             29 SEPT
                                             2002                2002                2002                2001                2002
                                        UNAUDITED           UNAUDITED           UNAUDITED           UNAUDITED           UNAUDITED
                                            L'000               L'000               L'000               L'000               $'000
                                -----------------   -----------------   -----------------   -----------------   -----------------
TURNOVER......................             20,279                  --              20,279              19,841              31,432
Cost of sales.................            (32,819)             (2,524)            (35,343)            (30,700)            (54,782)
                                -----------------   -----------------   -----------------   -----------------   -----------------
GROSS LOSS....................            (12,540)             (2,524)            (15,064)            (10,859)            (23,350)
Administrative expenses
  Research and development....            (24,868)             (7,566)            (32,434)            (31,464)            (50,273)
  Selling, general and other
    expenses..................            (12,021)               (318)            (12,339)            (37,462)            (19,125)
  National Insurance on stock
    options...................                 --                  --                  --                 861                  --
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                          (36,889)             (7,884)            (44,773)            (68,065)            (69,398)
Other operating income........                103                  --                 103                  63                 160
                                -----------------   -----------------   -----------------   -----------------   -----------------
OPERATING LOSS................            (49,326)            (10,408)            (59,734)            (78,861)            (92,588)
Interest, net.................              4,541                  --               4,541               8,943               7,039
                                -----------------   -----------------   -----------------   -----------------   -----------------
LOSS ON ORDINARY ACTIVITIES
  BEFORE TAXATION.............            (44,785)            (10,408)            (55,193)            (69,918)            (85,549)
Tax on loss on ordinary
  activities..................                 --                  --                  --                  --                  --
                                -----------------   -----------------   -----------------   -----------------   -----------------
LOSS FOR THE FINANCIAL
  PERIOD......................            (44,785)            (10,408)            (55,193)            (69,918)            (85,549)
                                =================   =================   =================   =================   =================

Loss per ordinary share (basic
  and diluted)................           L  (0.32)           L  (0.07)           L  (0.39)          L   (0.54)  $           (0.60)

Weighted average ordinary
  shares Outstanding, fully
  diluted, ('000).............            141,977             141,977             141,977             128,351             141,977

                             BOOKHAM TECHNOLOGY PLC
                      CONSOLIDATED BALANCE SHEET--UK GAAP

                                                                29 SEPT     30 Sept     31 Dec
                                                                   2002        2001       2001
                                                              UNAUDITED   Unaudited    Audited
                                                                  L'000       L'000      L'000
                                                              ---------   ---------   --------
Intangible fixed assets.....................................     1,155      13,269       1,666
Tangible assets.............................................    43,176      48,471      34,579
                                                              --------    --------    --------
                                                                44,331      61,740      36,245

Stocks......................................................     3,308       2,630       2,564
Debtors.....................................................     9,620       4,935       5,001
Cash at bank and in hand....................................   137,011     199,655     184,814
                                                              --------    --------    --------
                                                               149,939     207,220     192,379
Creditors: amounts falling due within one year..............   (22,558)    (14,479)    (17,675)
                                                              --------    --------    --------
NET CURRENT ASSETS..........................................   127,381     192,741     174,704
                                                              --------    --------    --------

TOTAL ASSETS LESS CURRENT LIABILITIES.......................   171,712     254,481     210,949
Creditors: amounts falling due after more than one year.....        --          --          --
Provisions for liabilities and charges......................       (79)        (97)        (79)
                                                              --------    --------    --------
NET ASSETS..................................................   171,633     254,384     210,870
                                                              ========    ========    ========
CAPITAL AND RESERVES
Called up capital...........................................       479         429         434
Share premium account.......................................   356,762     323,494     338,576
Other reserves..............................................     3,520      20,959       5,716
Profit and loss account.....................................  (189,128)    (90,498)   (133,856)
                                                              --------    --------    --------
EQUITY SHAREHOLDERS' FUNDS..................................   171,633     254,384     210,870
                                                              ========    ========    ========

                             BOOKHAM TECHNOLOGY PLC
                    CONSOLIDATED CASH FLOW STATEMENT FOR THE
                 THIRD QUARTER ENDED 29 SEPTEMBER 2002--UK GAAP

                                                 QUARTER ENDED         NINE MONTHS ENDED         Year
                                             ---------------------   ---------------------      Ended
                                               29 SEPT     30 Sept     29 SEPT     30 Sept     31 Dec
                                                  2002        2001        2002        2001       2001
                                             UNAUDITED   Unaudited   UNAUDITED   Unaudited    Audited
                                                 L'000       L'000       L'000       L'000      L'000
                                             ---------   ---------   ---------   ---------   --------
Net cash outflow from operating
  activities...............................   (12,283)    (14,238)    (43,474)    (35,567)    (44,385)
Returns on investments and servicing of
  finance..................................     1,449       2,607       4,541       9,038      11,100
Capital expenditure and financial
  investment...............................      (985)     (3,560)     (7,449)    (33,694)    (41,612)
Acquisitions and disposals.................        80          --        (744)     (6,796)     (6,796)
Management of liquid resources(1)..........        --       5,220          --       1,525       1,525
Financing..................................      (141)       (328)       (678)         66        (101)
                                             --------    --------    --------    --------    --------
(DECREASE)/INCREASE IN CASH................   (11,880)    (10,299)    (47,804)    (65,428)    (80,269)
                                             ========    ========    ========    ========    ========
ADJUSTED (DECREASE)/INCREASE IN CASH(1)....   (11,880)    (15,519)    (47,804)    (66,953)    (80,269)

------------------------------

(1) Movement in short term cash investments with withdrawal notice periods over 24 hours are included in Management of liquid resources

                             BOOKHAM TECHNOLOGY PLC
                 CONSOLIDATED STATEMENT OF OPERATIONS--US GAAP
                     THIRD QUARTER ENDED 29 SEPTEMBER 2002

                                                BEFORE               AFTER ONE   After One   AFTER ONE
                                              ONE TIME    ONE TIME        TIME        Time        TIME
                                               CHARGES     CHARGES     CHARGES     Charges     CHARGES
                                               29 SEPT     29 SEPT     29 SEPT     30 Sept     29 SEPT
                                                  2002        2002        2002        2001        2002
                                             UNAUDITED   UNAUDITED   UNAUDITED   Unaudited   UNAUDITED
                                                 L'000       L'000       L'000       L'000    L'000(1)
                                             ---------   ---------   ---------   ---------   ---------
NET REVENUES:..............................     7,577          --       7,577       2,376      11,744
Cost of net revenues.......................    11,350         379      11,729       4,552      18,180
                                             --------    --------    --------    --------    --------
GROSS LOSS.................................    (3,773)       (379)     (4,152)     (2,176)     (6,436)
Operating expenses
  Research and development.................     7,296         288       7,584       9,746      11,755
  Selling, general and administrative......     3,449          53       3,502       4,125       5,428
  IPRD.....................................        --          --          --          --          --
  Impairment loss..........................        --          41          41          --          64
  Closure costs............................        --       7,763       7,763          --      12,033
  Stock-based compensation.................        59          --          59          61          91
                                             --------    --------    --------    --------    --------
OPERATING LOSS.............................   (14,577)     (8,524)    (23,101)    (16,108)    (35,807)
  Other income (expense)...................     1,089          --       1,089       2,454       1,688
                                             --------    --------    --------    --------    --------
LOSS BEFORE INCOME TAXES...................   (13,488)     (8,524)    (22,012)    (13,654)    (34,119)
  Provision for income taxes...............        --          --          --          --          --
                                             --------    --------    --------    --------    --------
NET LOSS...................................   (13,488)     (8,524)    (22,012)    (13,654)    (34,119)
                                             --------    --------    --------    --------    --------
Net loss per ordinary share and ADS (basic
  and diluted).............................   L (0.09)    L (0.06)    L (0.15)   L  (0.11)   $  (0.24)
Weighted average ordinary shares and ADSs
  outstanding ('000).......................   143,725     143,725     143,725     128,718     143,725

------------------------------

(1) Translated solely for the convenience of the reader at the rate of $1.55 = L1

                             BOOKHAM TECHNOLOGY PLC
                 CONSOLIDATED STATEMENT OF OPERATIONS--US GAAP
                      NINE MONTHS ENDED 29 SEPTEMBER 2002

                                           BEFORE ONE                             AFTER            After            AFTER
                                                 TIME         ONE TIME         ONE TIME         One Time         ONE TIME
                                              CHARGES          CHARGES          CHARGES          Charges          CHARGES
                                         29 SEPT 2002     29 SEPT 2002     29 SEPT 2002     30 Sept 2001     29 SEPT 2002
                                            UNAUDITED        UNAUDITED        UNAUDITED        Unaudited        UNAUDITED
                                                L'000            L'000            L'000            L'000         L'000(1)
                                       --------------   --------------   --------------   --------------   --------------
NET REVENUES:........................        20,279               --           20,279           19,841           31,432
Cost of net revenues.................        32,819              443           33,262           30,699           51,556
                                         ----------       ----------       ----------       ----------       ----------
GROSS LOSS...........................       (12,540)            (443)         (12,983)         (10,858)         (20,124)
Operating expenses
  Research and development...........        24,868              794           25,662           30,872           39,776
  Selling, general and
    administrative...................        11,289              318           11,607           12,504           17,991
  IPRD...............................            --            4,197            4,197            6,454            6,505
  Impairment loss....................            --            1,090            1,090           18,131            1,690
  Closure costs......................            --            7,763            7,763               --           12,033
  Stock-based compensation...........           176               --              176              397              273
                                         ----------       ----------       ----------       ----------       ----------
OPERATING LOSS.......................       (48,873)         (14,605)         (63,478)         (79,216)         (98,392)
  Other income (expense).............         4,088               --            4,088            8,902            6,336
                                         ----------       ----------       ----------       ----------       ----------
  Loss before income taxes...........       (44,785)         (14,605)         (59,390)         (70,314)         (92,056)
  Provision for income taxes.........            --               --               --               --               --
                                         ----------       ----------       ----------       ----------       ----------
NET LOSS.............................       (44,785)         (14,605)         (59,390)         (70,314)         (92,056)
                                         ----------       ----------       ----------       ----------       ----------
Net loss per ordinary share and ADS
  (basic and diluted)................       L (0.32)         L (0.10)         L (0.42)         L (0.55)      $    (0.65)
Weighted average ordinary shares and
  ADSs outstanding ('000)............       141,977          141,977          141,977          128,351          141,977

------------------------------

(1) Translated solely for the convenience of the reader at the rate of $1.55 = L1

                             BOOKHAM TECHNOLOGY PLC
                      CONSOLIDATED BALANCE SHEET--US GAAP

                                                   29 SEPT       31 Dec      30 Sept      29 SEPT
                                                      2002         2001         2001         2002
                                                 UNAUDITED      Audited    Unaudited    UNAUDITED
                                                     L'000        L'000        L'000        L'000
                                                ----------   ----------   ----------   ----------
ASSETS
Current Assets:
  Cash and cash equivalents...................     137,011      184,814      199,655      212,367
  Accounts receivable.........................       6,923          822        2,958       10,731
  Inventories.................................       3,308        2,564        2,630        5,127
  Prepaid expenses and other current assets...       2,697        4,179        1,977        4,180
                                                ----------   ----------   ----------   ----------
    Total current assets......................     149,939      192,379      207,220      232,405
Intangible assets.............................       6,366        1,666       13,269        9,867
Property and equipment........................      37,965       34,579       48,471       58,846
                                                ----------   ----------   ----------   ----------
                                                   194,270      228,624      269,960      301,118
                                                ==========   ==========   ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and other accrued
    expenses..................................      22,558       17,675       14,479       34,965
                                                ----------   ----------   ----------   ----------
    Total current liabilities.................      22,558       17,675       14,479       34,965
Long term obligations.........................          --           --           97           --
Shareholders' equity..........................     171,712      210,949      254,384      266,153
                                                ----------   ----------   ----------   ----------
                                                   194,270      228,624      269,960      301,118
                                                ==========   ==========   ==========   ==========

Translated solely for the convenience of the reader at the rate of $1.55 = L1

THE PRINCIPAL DIFFERENCES BETWEEN THE COMPANY'S ACCOUNTING POLICIES UNDER UK GAAP AND THOSE THAT WOULD HAVE BEEN FOLLOWED HAD THE FINANCIAL INFORMATION BEEN PREPARED UNDER US GAAP ARE SET OUT BELOW:

               UK/US GAAP RECONCILIATION--PROFIT AND LOSS ACCOUNT

                                                        QUARTER ENDED         NINE MONTHS ENDED
                                                    ---------------------   ---------------------
                                                      29 SEPT     30 Sept     29 SEPT     30 Sept
                                                         2002        2001        2002        2001
                                                    UNAUDITED   Unaudited   UNAUDITED   Unaudited
                                                        L'000       L'000       L'000       L'000
                                                    ---------   ---------   ---------   ---------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION UNDER
  UK GAAP.........................................    (22,012)    (13,558)    (55,193)    (69,918)

Impairment and amortisation of intangible
  assets..........................................         --          --          --       7,045
National Insurance on stock options...............         --         (96)         --        (987)
IPR&D.............................................         --          --      (4,197)     (6,454)
                                                    ---------   ---------   ---------   ---------
LOSS BEFORE INCOME TAXES UNDER US GAAP............    (22,012)    (13,654)    (59,390)    (70,314)
                                                    =========   =========   =========   =========

                    UK/US GAAP RECONCILIATION--BALANCE SHEET

                                                                 29 SEPT       31 Dec
                                                                    2002         2001
                                                               UNAUDITED      Audited
                                                                   L'000        L'000
                                                              ----------   ----------
Intangible assets under UK GAAP.............................       1,155        1,666
Acquisition accounting differences..........................       6,173           --
Amortisation on acquisition accounting differences..........        (962)          --
                                                              ----------   ----------
Intangible assets under US GAAP.............................       6,366        1,666
                                                              ==========   ==========
Tangible fixed assets under UK GAAP.........................      43,176       34,579
Acquisition accounting differences..........................      (6,173)          --
Depreciation on acquisition accounting differences..........         962           --
                                                              ----------   ----------
Tangible assets under US GAAP...............................      37,965       34,579
                                                              ==========   ==========
Shareholders' funds under UK GAAP...........................     171,633      210,870
National Insurance liability difference.....................          79           79
                                                              ----------   ----------
Shareholders' funds under US GAAP...........................     171,712      210,949
                                                              ==========   ==========

BASIS OF PREPARATION

The quarterly results have been prepared on the basis of the accounting policies set out in the Group's 2001 statutory accounts and Annual Report on Form 20-F.

The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts of the company in respect of the financial year ended 31 December 2001 have been given a report by the company's auditors which was unqualified and did not contain a statement under Section 237(2) of
Section 237(3) of that Act.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN UK GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("UK GAAP") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

ACQUISITION ACCOUNTING

Under UK GAAP, the total consideration is measured at the date of completion of the acquisition. The difference between the total consideration and the fair value of the net assets acquired represents goodwill, although in assessing the fair value of assets acquired, intangible fixed assets other than goodwill are only recognised if they are separable from the acquired business and then only if their recognition does not create or increase any negative goodwill arising. Under the MOC acquisition only tangible fixed assets were recognised and no intangible fixed assets (including goodwill) were recognised.

Under US GAAP, the consideration is measured at the date of announcement of the acquisition. The difference between the total consideration and the fair value of the net assets and in-process research and development (IPR&D) represents goodwill. If the fair value of the tangible, intangible fixed assets and the IPR&D are in excess of the total consideration then the values of the tangible, intangible fixed assets and IPR&D are reduced proportionally so as to eliminate the negative goodwill arising. IPR&D is charged to the profit and loss account at the date of acquisition and based on an initial valuation represents technology that has not yet reached technological feasibility and had no alternative future uses. The best estimate of the fair value of the IPR&D was determined using the technology contribution approach, which discounts expected future cash flows from projects under development to their net present value.

NATIONAL INSURANCE ON STOCK OPTIONS

Under UK GAAP, the company makes provision for UK National Insurance liabilities on a straight-line basis over the vesting period of the options and as re-measured at each period thereafter until the options have been exercised. Under US GAAP the company recognises the National Insurance provision when options are exercised, in accordance with EITF 00-16, "Recognition and Measurement of Employer Payroll Taxes and Employee Stock-based Compensation".

CASH

Under UK GAAP cash does not include short-term deposits and investments which cannot be withdrawn without notice and without incurring a penalty. Such items are shown as short-term investments. Under US GAAP, deposits with a maturity of less than three months at inception which are convertible into known amounts of cash are included as cash and cash equivalents except amounts held in collateral accounts as security for outstanding obligations which are classified as restricted cash."

                                    PART II
                             ADDITIONAL INFORMATION

1.   CLOSING DATE

     The Listing Particulars anticipated that Completion of the Combination and Admission of the Consideration Shares would become effective on 6
     November 2002. It is currently anticipated that Completion of the Combination will take place on 8 November 2002 and that Admission of the Consideration Shares will become effective and dealings in the Consideration Shares will commence on the London Stock Exchange as soon as practicable following Completion.

2.   NO SIGNIFICANT CHANGE

     Save as disclosed in this document, there has been no significant change and no significant new matter has arisen in relation to Enlarged Group since the publication of the Listing Particulars.

3.   SHARE CAPITAL

     The issued share capital of Bookham at the close of business on 4 October 2002, the last practicable date prior to the publication of the Listing Particulars, was 143,851,805 Ordinary Shares. During the period 4 October 2002 to 29 October 2002, the last practicable date prior to the publication of this document, 81,846 Ordinary Shares were issued pursuant to arrangements relating to the acquisition by Bookham of Measurement Microsystems A-Z, Inc. on 25 January 2001, whereby up to 2,108,957 Ordinary Shares were made available for issue to the sellers of that company. A block listing was applied for and granted for the admission of such Ordinary Shares to the Official List as announced by the Company on 7 June 2001. As at 29 October 2002, 1,859,547 Ordinary Shares have been issued pursuant to such arrangements.

     Accordingly, the issued share capital of Bookham at Completion (assuming no further issues of Ordinary Shares) is anticipated to be 204,933,651 Ordinary Shares rather than 204,851,805 as set out in the Listing Particulars.

4.   DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents may be inspected at the offices of Brobeck Hale and Dorr, Alder Castle, 10 Noble Street, London EC2V 7QJ and at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the earlier of Completion and termination of the Acquisition Agreement.

4.1  this document; and

4.2  the documents listed as being available for inspection in paragraph 22 of
     Part XI of the Listing Particulars.

30 October 2002